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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                  FORM 12B-25

                                                Commission File Number  1-5759
                                                CUSIP Number:  112525 10 0

                                                Commission File Number  33-93576
                                                CUSIP Number:  055432 AB 4


                          NOTIFICATION OF LATE FILING

     (Check One): [   ]  Form 10-K   [   ]  Form 11-K   [   ] Form 20-F
                     [ X ]  Form 10-Q  [   ] Form N-SAR

For Period Ended:    SEPTEMBER 30, 1997

[   ]  Transition Report on Form 10-K    [   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form 20-F    [   ]  Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_______________________________________________________________________


                        PART I. REGISTRANT INFORMATION


Full name of registrant     BROOKE GROUP LTD.

Former name if applicable

Address of principal executive office    100 S.E. SECOND STREET

City, State and Zip Code     MIAMI, FLORIDA  33131


Full name of registrant     BGLS INC.

Former name if applicable

Address of principal executive office    100 S.E. SECOND STREET

City, State and Zip Code     MIAMI, FLORIDA  33131


                       PART II.   RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ]    (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]    (b)   The subject annual report, semi-annual report, transition
         report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due
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         date; or the subject quarterly report or transition report on Form
         10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)   The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrants could not obtain all the required information necessary to complete their joint quarterly report on Form 10-Q.


                          PART IV.  OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification.

JOSELYNN D. VAN SICLEN               305                          579-8000
----------------------               ---                          --------
       (Name)                     (Area code)                 (Telephone number)

         (2)  Have all other periodic reports required under Section 13 or 15
(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period
that the registrants were required to file such report(s) been filed?   If the
answer is no, identify report(s).
                                                    [ X ]     Yes    [   ]   No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [ X ]  Yes    [   ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               BROOKE GROUP LTD.
                 (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 14, 1997          By  /s/ Joselynn D. Van Siclen
       -----------------              --------------------------------------
                                  Joselynn D. Van Siclen
                                  Vice President and Chief Financial Officer


                                   BGLS INC.
                 (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   November 14, 1997          By  /s/ Joselynn D. Van Siclen
       -----------------              --------------------------------------
                                  Joselynn D. Van Siclen
                                  Vice President and Chief Financial Officer

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Brooke Group Ltd.
BGLS Inc.
Form 12b-25
Report on Form 10-Q for the three months ended September 30, 1997

November 14, 1997

Part IV - Other Information - Section 3

         For the three (3) months ended September 30, 1997, Brooke Group will report revenues of approximately $100.3 million and a net loss applicable to common shares of approximately $15.6 million compared to revenues of approximately $114.6 million and a net loss applicable to common shares of approximately $13.7 million for the same period in 1996.

         For the three (3) months ended September 30, 1997, BGLS will report revenues of approximately $100.3 million and a net loss of approximately $16.6 million compared to revenues of approximately $114.6 million and a net loss of approximately $20.6 million for the same period in 1996.

         The decrease in revenues at both Brooke Group and BGLS is due to the decline in tobacco revenues at Liggett of $21.8 million, partially offset by an increase in tobacco revenues at Brooke (Overseas) Ltd. of approximately $8.1 million.